NESTLÉ S.A.

RECEIVED

2008 MAR 13 A

08001206

SHARE TRANSFER OFFICE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
US-Washington, DC 20549-0302
Mail Stop 3-2

YOUR REF. OUR REF. SH/cds CHAM (SWITZERLAND) 10 March 2008

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Dividend 2008 announcement

Publication by the press in Switzerland is planned for Wednesday, 16 April 2008. The Annual General Meeting of Shareholders on 19 April 2008, will have to decide on the amount of the dividend.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone: +41 41 785 20 36; e-mail: stefan.heggli@nestle.com should you have any questions.

Yours sincerely,

NESTLÉ S.A.

PROCESSED

MAR 17 2008

THOMSON FINANCIAL

Stefan Heggli

3/13

Enclosures

NESTLÉ S.A.

Payment of dividend

Notice is hereby given to shareholders that following a resolution of the Annual General Meeting held on 10 April 2008, the following dividend for the financial year 2007 will be paid to them as from 16 April 2008:

Gross CHF 12.20 per share

less Swiss federal withholding tax of 35%.

All dividends will be paid by bank transfer to the shareholders' account or by cheque, in accordance with the instructions received from the shareholders.

Cham and Vevey (Switzerland), 16 April 2008

Nestlé S.A.
The Board of Directors

END